Press release

For Immediate Release

Arcelor Mittal Announces Re-organisation of Senior

Management Structure Mr Lakshmi N. Mittal to become CEO

Luxembourg, 6th November 2006: The Board of Directors of Arcelor Mittal1 today announces the re-organisation of the company’s senior management structure.

The Board of Directors has unanimously appointed Mr Lakshmi N. Mittal as the new Chief Executive Officer with immediate effect. Mr Mittal will continue in his role as President of the Board of Directors.*

Mr Roland Junck has stepped down as chief executive, but will remain a member of the Group Management Board with his existing portfolio and additional responsibility as advisor to the Chief Executive. The GMB will now comprise Mr Lakshmi N. Mittal, Aditya Mittal, Roland Junck, Michel Wurth, Gonzalo Urquijo and Malay Mukherjee. Mr Davinder Chugh will retain his operational functions, reporting directly to the Chief Executive Officer.

Commenting, Mr Joseph Kinsch, Chairman of the Board of Directors, said:

“We are making these changes to clarify the leadership of the company. It had become clear over the past months that the interests of the company were not best served by the previous structure.”

“I believe these revised arrangements are in the best interest of all stakeholders. Mr Mittal is one of the most experienced and successful executives in the steel industry, and the Board is confident his leadership will deliver the considerable potential of Arcelor Mittal.

[1]	Arcelor S.A. and Mittal Steel Company N.V.

“On behalf of the Board of Directors, I would like to thank Roland for the role he has played in leading the integration process over the past months. We have made a very successful start, which augurs well for the future of the company.”

Mr Roland Junck said:

“I believe this clarification of the leadership arrangements of Arcelor Mittal is in the best interests of all parties. I remain convinced of the great potential of Arcelor Mittal and as a continuing member of the GMB I will be lending my full support to both Mr Mittal and the company to ensure this potential is realised.”

Mr Mittal, President and CEO, Arcelor Mittal, added:

“The overarching priority for Arcelor Mittal is to successfully integrate the two companies and deliver the merger synergies and benefits. This is the key focus for the Group Management Board and me, and one I am confident we will achieve. I am very pleased that Roland will continue to be a part of this effort as a member of the GMB and as a special adviser to me.”

“The past three months have served to increase our confidence in the strategic rationale of combining the two companies. I remain very excited about our future prospects.”

*The Board of Directors has unanimously approved an amendment to the Memorandum of Understanding, with all independent board members voting in favour of this amendment, allowing Mr Lakshmi N. Mittal to take up an executive position while remaining on the Board of Directors. At the request of Mr Mittal, this amendment will be presented to an ordinary shareholder vote at the next Annual General Meeting. The Mittal family will not participate in this vote.

ENQUIRIES:

Contact at Arcelor Mittal’s Communication

Media Contacts

E-mail: press@arcelormittal.com

Phone: +352 4792 5000

Arcelor Mittal Corporate Communications		Agencies
UK
Philip Gawith / Lydia Pretzlik
Nicola Davidson	+44 207 543 1162 /	Maitland Consultancy	+44 20 7379 5151
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France
Luc Scheer	+352 4792 2360	Tiphaine Hecketsweiler
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Jean Lasar:	+352 4792 2359	Spain
		Keith Grant	+34 915 765 250

Spain		Brazil
Ignacio Agreda	+34 94 489 4162	Paolo Andreoli	+55 11 31 69 9302
		Gustavo Graça	+55 11 31 69 9312
Oscar Fleites	+34 98 512 60 29	Andreoli Manning Selvage & Lee

US
France		Gillian Angstadt
Sandra Luneau	+33 1 71 92 00 58	Abernathy MacGregor	+1 212 371 5999